02017030

P.E. 2/1/02

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of February 2002

(Commission File No. 000-24876)

TELUS Corporation
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia V5H 3Z7
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

This Form 6-K consists of the following:

1. Press release, dated February 14, 2002, announcing TELUS' Fourth Quarter and Annual results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2002

TELUS Corporation

Name: Robert J. Dardi
Title: Vice President & Corporate Secretary

TELUS® **News Release**

February 14, 2002

TELUS Reports Fourth Quarter Results
Revenue increases 11% and EBITDA increases 10%

Vancouver, B.C. – TELUS Corporation (TSE: T and T.A / NYSE: TU) reported in the fourth quarter revenue growth of 11% and EBITDA growth of 10%, led by wireless and data performance.

"During a challenging year for many in the telecommunications industry, TELUS results reflect strong financial and operating performance against our public guidance," noted Darren Entwistle, president and CEO. "TELUS stands out with respect to our achievements against publicly set targets within the context of significant internal changes at our company. TELUS met or exceeded all of our financial targets and most operating goals, including major initiatives such as our landmark financing and non-core asset divestiture program. Importantly TELUS is achieving significant traction in Western Canada with a record 58,000 customers choosing our high-speed Velocity® Internet service in the fourth quarter. Moreover, TELUS is making considerable progress in Ontario and Quebec, where we generated in the fourth quarter annualized estimated wireline revenue of $800 million. Finally TELUS is proud to be ranked as the tenth best company to work for in Canada by the *Globe & Mail Report on Business* (ROB), which reflects the transition of TELUS into a high performance team."

Robert McFarlane, executive vice-president and CFO stated, "the financial results for the fourth quarter are indicative of continued early progress on the successful execution of TELUS' growth focused strategy. In the fourth quarter, TELUS achieved strong data, Internet ISP and wireless revenue growth. Meanwhile, pro-forma incumbent wireline and Mobility operating expenses each decreased compared to the same quarter one year earlier, reflecting progress on wireline operational efficiency initiatives which commenced in mid 2001, as well as continued Mobility synergies. The combined result was strong overall reported EBITDA growth (10%) and pro-forma EBITDA growth (15%) despite increased costs from expanding non-Incumbent wireline operations in Ontario and Quebec, and higher bad debt losses. Looking forward, we will continue to drive organic revenue growth and focus on implementing significant additional operating efficiencies to mitigate likely negative regulatory impacts expected in 2002."

"The financial success of TELUS in 2001 resulted from a combination of both organic growth and accelerated growth from acquisitions. Notably, the net cash inflow from the successful divestiture program with the application of related tax shelters exceeded cash outflows for acquisitions by approximately $840 million in 2001. This allowed a de-leveraging of the balance sheet in the second half of the year, which was more significant than originally planned. So we have a competitive advantage in today's telecom environment given our strong investment grade financial position that supports the continued execution of our growth strategy."

FINANCIAL HIGHLIGHTS

Rounded to nearest C$Millions, except per share amounts (unaudited)	3 Months Ended Dec 31 2001	2000	% Change
Revenues	**$1,904.4**	$1,712.6	11.2
EBITDA (1)	**598.3**	546.3	9.5
Core earnings (2)	**19.2**	45.0	(57.3)
Core EPS (3)	**0.06**	0.16	(62.5)
EPS (4)	**(0.15)**	(0.11)	(36.4)
Capital additions	**591.6**	568.0	4.2
Cash flow (5)	**245.7**	287.0	(14.4)
Cash flow per share	**0.81**	1.04	(22.1)

(1) Earnings before interest, taxes, depreciation, and amortization, where earnings exclude Restructuring costs
(2) Core earnings: Common voting share and non-voting share income before discontinued operations, amortization of acquired intangible assets net of tax, restructuring and non-recurring refinancing costs net of tax, revaluation of future income tax assets and liabilities, and goodwill amortization
(3) Core EPS: Core earnings on a per share basis
(4) Earnings per share – basic and diluted
(5) Operating cash flow adjusted for restructuring costs

OPERATING HIGHLIGHTS

TELUS Communications

Revenue growth of 9% produced 8% EBITDA growth

- Continued to invest in national expansion from a strong full-service incumbent position in Western Canada and Eastern Quebec
- Total revenue growth in fourth quarter of $120 million, or 9% from a year ago; data revenue was up $72 million (28%), and other revenue was up $52 million (50%)
- EBITDA of $543 million, up $39 million or 8% from same quarter a year ago
- Non-incumbent operations in central Canada generated revenues of $129 million (up 318%) and negative EBITDA of $37 million (up 13%), which compares favourably to $95 million and $38 million respectively in the third quarter
- High-speed Velocity Internet subscribers total 214,800 with net additions of 57,600 (91% higher than additions in third quarter)
- Resilient market shares with local at 98% and long distance at 79%
- Network access lines increased 23,000 year-over-year but due to economic and substitution factors, declined 6,000 in the fourth quarter

TELUS Mobility

Revenue growth and expense control produced 247% pro forma improvement in EBITDA

- Continued to successfully execute a national strategy focused on strong revenue and EBITDA growth
- Network service revenues up $49 million or 13% on a pro forma basis
- Average revenue per unit (ARPU) of $56 continues to lead industry, only declining 3% from a year ago
- EBITDA of $55 million, up 247% from same quarter a year ago on a pro forma basis
- Net subscriber additions of 160,400 brought total subscribers to 2.6 million, a 19% annual increase. Postpaid net additions of 95,500 up 10% from a year ago, represented 60% of net additions
- Churn (blended postpaid and prepaid) of 2.09% compared to 2.17% in the third quarter and 1.95% in the fourth quarter a year ago
- 72% of subscriber base now digital

CORPORATE DEVELOPMENTS

Progress on data/IP strategy led by record quarterly ADSL net additions

During the quarter, TELUS continued to make progress in becoming a national leader in data, IP and wireless services through a series of developments.

Achieves High-speed Internet target with record fourth quarter

With record fourth quarter additions of 57,600, TELUS achieved its aggressive 2001 target of adding between 120-140,000 high-speed Velocity ADSL subscribers (target increased in July from 95,000) with 131,200 net additions during the year. This was made possible by a concerted cross-company effort involving new systems and processes, better service coverage by provisioning more central office ADSL ports, accelerating installations, and increasing marketing and sales activities. We gained significant share in the fourth quarter resulting in an approximate doubling of our share of high-speed subscriber growth, which for the first time ever matched that of our cable competitors.

TELUS finished the year with approximately 670,000 Internet subscribers (455,000 Dial-up and 215,000 ADSL), a 35% increase from a year ago.

TELUS network rated number one Internet backbone in Canada

Validating the progress TELUS has made in Canada with the expansion of our Internet fibre optic backbone network was a year-end world-wide rating by NetConfigs Ltd., an independent network evaluation firm. TELUS in 2001 climbed from 72 to 39 in world rankings to be the top Canadian based network. The evaluation covers how efficient, well maintained and well connected to other networks a network is, which ensures a rapid flow of IP traffic. This ranking of our state-of-the-art data centers, high reliability, and integrated services reflects a TELUS competitive advantage in attracting new business customers.

Strategic partnership with CIBC VeriSign, acquisition of Rebel.com division

In October, TELUS and CIBC entered into an agreement to establish a new, national e.commerce trust services provider that would serve as VeriSign, Inc.'s principal Canadian affiliate. VeriSign, the leading provider of digital trust services, will provide both technology and capital to the new entity formed by TELUS and CIBC. This new entity will provide web site security to enable secure e.commerce, enterprise authentication and on-line merchant payment services which facilitate settlement of transactions between buyers and sellers. The transaction advances by over a year, TELUS' plans for providing this crucial service to customers.

TELUS' investment in this new e.commerce trust services provider is in line with its strategy of funding start-up businesses and emerging technology ventures that exploit the convergence of data, voice, IP and wireless and enables TELUS to provide customers the best and most complete service.

In November, in a transaction valued at about $1 million, TELUS acquired the UNIX Outsourcing division of Rebel.com. The acquisition of the Rebel.com division and its 30 highly-skilled employees enables TELUS to offer the eastern Canadian business market leading IT expertise in the UNIX outsourcing area and a comprehensive suite of services that include UNIX desktop services, satellite office support, project management, firewall/mail/network support and workstation effectiveness management.

TELUS Mobility builds on leading position in advanced wireless products

During the quarter, TELUS Mobility continued to build on its leadership role in the Canadian wireless market by emphasizing differentiated marketing propositions such as the launch of several "cool" and exclusive new phones, as well as expanded Pocket Web wireless Internet services with new national content. TELUS also continued its aggressive national build-out and ongoing trials of high-speed Third Generation (3G) network services in preparation of full commercial roll-outs later in 2002.

Continued build-out and successful demonstration of 3G

TELUS Mobility is building out its national 3G network based on the 1XRTT technology platform, the cost effective 3G evolution of CDMA (code division multiple access) PCS technology, which will offer clients high-speed wireless data throughput and Internet access, increased network voice capacity and improved phone battery life. The company completed the Ontario phase of its 1X network in the fourth quarter and is continuing the national build-out with infrastructure providers Lucent and Nortel. A national service launch is expected in the first half of 2002.

At the November Canadian Wireless Telecom Association (CWTA) conference in Toronto, TELUS Mobility became the first company in Canada to conduct a public demonstration of high-speed 1XRTT technology. The company showed fixed and mobile Web access, file downloads and video playback using 3G-ready personal computer cards from partner Sierra Wireless Inc. When launched, clients will be able to plug Sierra's cards into PCS laptops or Personal Digital Assistants (PDAs) for high-speed access to the Internet and corporate computer servers.

Expanded Wireless Web offering

TELUS Mobility's Pocket Web offerings on its PCS and Mike networks continue to grow. By the end of 2001, TELUS Mobility had more than 100 Pocket Web partners providing wireless Internet content to clients across Canada, including a unique new Breaking News wireless service featuring up-to-the-minute Canadian and international headlines from partners CNN and The Globe and Mail.

In 2001, TELUS Mobility added access to mail services offered by AOL, Hotmail and Sympatico and is working to offer inter-carrier text messaging services by mid-2002. In November, TELUS Mobility launched Canada's first wireless Internet games tournament, featuring the popular AtomicDove™ wireless game created by online partner Air Games Wireless Inc. Offered through TELUS Mobility's exclusive Pay Per Use premium Pocket Web service, the two-month tournament attracted more than 5,000 users who played over 300,000 game sessions. This was the first in a series of planned wireless gaming promotions.

In Western Canada, TELUS Mobility added a phone-based wireless point of sale (POS) option to its existing terminal-based services that integrates voice, data and POS capabilities, without the need to purchase additional hardware. Businesses with an existing merchant account from a Canadian financial institution can simply process credit card payments and returns through their Web-ready phones.

Cool Yule Phones

TELUS Mobility's marketing in the busy fourth-quarter sales season focused on its growing roster of cool and exclusive new PCS and Mike phones. On the PCS side, TELUS Mobility seasonal advertising was built on market-leading phones such as the Samsung M100, Canada's first MP3 player phone; the Sanyo 5000, the first phone in Canada with a colour LCD display; the Sanyo 6000, dubbed "Mr. Skinny" for its tiny (65 grams and 9.9 mm thickness) size; and tri-mode phones from Audiovox and Samsung. The company introduced several other new tri-mode phones in the quarter from Motorola, Samsung and Kyocera.

TELUS Mobility partnered with iDEN technology provider Motorola to introduce several new Mike phones in the fourth quarter, including an upgraded version of the popular i1000plus model with a new design, more rugged case and advanced power management features. Also introduced were the next-generation i80s and i90c, both of which feature Mike's multifunctional communications capabilities and Java™ Web features.

***ROB* recognizes TELUS as one of top 10 companies to work for in Canada**

In December's *ROB* magazine, TELUS was recognized as one of Canada's top 10 companies to work for in a prestigious annual survey compiled by Hewitt Associates. TELUS was the only Canadian telecommunications company to make the 2001 ranking.

TELUS was awarded a best-in-class position in the ROB survey of 161 companies across the country, based on three assessment criteria: a comprehensive questionnaire completed by 350 randomly chosen employees at each company, a human resources practices survey, and detailed feedback from the company's CEO on the organization's philosophy towards employees. Weightings in the three areas were 70%, 25% and 5%, respectively.

This national recognition highlights the considerable progress the company has made to engage our employees in our strategy and high performance culture. An important ancillary benefit is that the rankings will help retain and attract top talent to the TELUS team that is so critical to our competitive advantage in the market place.

Also in December, *Marketing Magazine* named TELUS one of Canada's "Top Ten Marketers that Matter" for 2001. This national honour is a direct reflection of team TELUS' successful delivery on its strategic imperative of attacking the market as a united team, under one brand.

In conjunction with the award, *Marketing Magazine* noted that TELUS is now speaking with one clear voice and commended TELUS for the fresh marketing approach in "The Future is Friendly" campaign. TELUS received the accolade for its unique nature-themed creative, its highly recognizable logo and its consistent positioning across all six of the company's business units.

Investing in our communities

TELUS and our employees have a well-established culture of community involvement and caring by providing support to many charitable and non-profit organizations across Canada.

The TELUS Christmas prepaid phone card program donated 2,800 10-minute prepaid phone cards to 90 agencies that help youth reconnect with their families during the holiday season. This program has run for six years and covered Alberta, British Columbia, Ontario and Quebec this year.

Four community organizations in British Columbia and Alberta will receive $100,000 ($25,000 each) from the TELUS Community Innovation Fund for initiatives that incorporate the use of data, Internet or wireless technologies to deliver community services that have social and economic community benefits. The four community groups were located in North Okanagan, Vancouver, Leduc and Airdrie. TELUS also announced it is donating $180,000 over three years to the Dixon Hall *Hands On* program which is designed to provide computer access and training for residents of the Regent Park area of Toronto to help bridge the "digital divide" and create a more skilled workforce.

Finally, the 2001 annual Employee Charitable Giving Program, where TELUS matches donations dollar for dollar, raised $4.8 million for approximately 2,400 charities across Canada.

Dividend Declaration

The Board of Directors has declared a quarterly dividend of fifteen cents ($0.15) per share on outstanding Common Voting and Non-Voting Shares payable on April 1, 2002 to shareholders of record on the close of business on March 11, 2002.

MANAGEMENT DISCUSSION AND ANALYSIS

(Dollar amounts in Canadian dollars unless otherwise indicated)

The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation (TELUS or the Company) for the three-month and twelve-month periods ended December 31, 2001 and 2000. This discussion contains forward-looking information that is qualified by reference to, and should be read in conjunction with, the Company's discussion regarding "Forward-Looking Statements". The following should also be read in conjunction with the accompanying extract from the Audited Consolidated Financial Statements of TELUS. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in certain respects from U.S. GAAP.

OVERVIEW OF 2001 RESULTS AND PERFORMANCE RELATIVE TO GUIDANCE

	2001 Results	Third Quarter Guidance for 2001	Met
Consolidated revenues	**$7.2 billion or 18% increase on continuing operations**	$7.1 to $7.3 billion	✓
EBITDA	**$2.53 billion or 9% increase on continuing operations**	approx. $2.5 billion	✓
Core EPS (continuing operations)	**$0.86**	approx. $0.85	✓
Capital expenditures	**$2.2 billion plus $356 million for wireless spectrum**	approx. $2.2 billion plus $356 million for wireless spectrum	✓
Proceeds from divestitures	**$1.185 billion**	No change	✓
Net wireless subscriber additions	**417.5 K**	400 to 440 K	✓
Net high speed Internet subscriber additions	**131.2 K**	120 to 140 K	✓

TELUS met all of the operational and financial guidance issued with the third quarter results. In the second quarter, the original guidance published in the 2000 Annual Report was adjusted to reflect discontinued operations impacts on Revenues, EBITDA and Core EPS. During the year, the expectation for net wireless subscriber additions was revised downward from 500,000 to a range of 400,000 to 440,000 to reflect TELUS Mobility's continuing pursuit of a national strategy focused on strong revenue and EBITDA growth. TELUS revised upwards at mid-year its expectation for net high-speed Internet additions from 95,000 to a range of 120,000 to 140,000. The 9% growth in Consolidated EBITDA compares favourably with the growth rates observed for recent years, which were 5% in 2000, 0% in 1999 and 4% in 1998 for a three-year compound annual growth rate of 3% on continuing operations.

Other major financial events and trends for 2001 were:

1. Reduced earnings due to increased depreciation, amortization and financing costs as the Company invested for future growth through capital expenditures and acquisitions;
2. The successful completion of the 2001 Financing Plan, including:
    - Refinancing of the $6.25 billion bridge bank facility arranged in October 2000;
    - Completion of an offer to repay $1.75 billion Clearnet Senior Discount Notes which had coupon rates ranging from 10.125% to 11.75%;
3. The reduction in the quarterly dividend in Q4 from 35 cents to 15 cents to fund future growth;
4. That more than 40% of 2001 capital expenditures were directed toward out-of-region expansion; and
5. The divestiture of two businesses and acquisition of several businesses and the remaining 30% of TELUS Québec, as described below.

During 2001, TELUS sold its Directory Advertising business, exited the equipment leasing business, and completed a number of additional acquisitions. On receiving regulatory approval, the sale of the Directory business was completed on July 31, 2001 and a $546.3 million net gain on disposition was recorded. On September 30, 2001, TELUS exited the equipment leasing business and subsequently recorded $3.9 million net gain on disposition. These gains on disposition, together with the pre-disposition operating results of the Directory Advertising business and the equipment leasing business, are included in Discontinued Operations on the Income Statement.

These 2001 transactions, combined with the sale of administrative buildings, provided pre-tax cash proceeds of almost $1.2 billion, exceeding the Company's 2001 divestiture target of $900 million to $1 billion. During the year, TELUS also made several acquisitions focusing on data/IP, hosting and application development. These purchases included Columbus Group Communications Inc., Williams Communications Canada Inc., Arqana Technologies Inc., Daedalian eSolutions Inc., the remaining 30% of TELUS Québec, and PSINet's Canadian assets, for total cash consideration of approximately $345 million and 6.5 million shares of TELUS non-voting stock. The net cash inflow from divestitures with the application of related tax shelters exceeded cash outflows for acquisitions by approximately $840 million.

Quarter ended December 31 *($ millions except per share amounts)*	**2001**	2000	Change	% Change
Operating revenues	**1,904.4**	1,712.6	191.8	11.2
EBITDA (1)	**598.3**	546.3	52.0	9.5
Core earnings (2)(3)	**19.2**	45.0	(25.8)	(57.3)
Common voting share and non-voting share income (loss)	**(46.5)**	(29.7)	(16.8)	(56.6)
Earnings (loss) Per Share (EPS)				
Core earnings, continuing ops.	**0.06**	0.16	(0.10)	(62.5)
Basic (Common voting share and non-voting share income)	**(0.15)**	(0.11)	(0.04)	(36.4)
Cash flow (4)	**245.7**	287.0	(41.3)	(14.4)
Cash flow per share	**0.81**	1.04	(0.23)	(22.1)
Capital expenditures	**591.6**	568.0	23.6	4.2

(1) Earnings Before Interest, Taxes, Depreciation and Amortization, where earnings excludes Restructuring costs
(2) Common voting share and non-voting share income before discontinued operations, amortization of acquired intangible assets net of tax, restructuring and non-recurring refinancing costs net of tax, revaluation of future income tax assets and liabilities, and goodwill amortization
(3) See reconciliation of Core earnings with Common voting share and non-voting share income and Core EPS with EPS in RESULTS OF OPERATIONS
(4) Operating cash flow adjusted for restructuring costs

Twelve months ended December 31 (YTD) ($millions except per share amounts)	**2001**	2000	Change	% Change
Operating revenues	**7,202.6**	6,106.4	1,096.2	18.0
EBITDA [(1)]	**2,529.6**	2,314.3	215.3	9.3
Core earnings [(2)(3)]	**254.0**	495.6	(241.6)	(48.7)
Common voting share and non-voting share income (loss)	**443.0**	456.0	(13.0)	(2.9)
Earnings (loss) Per Share (EPS)				
Core earnings, continuing ops.	0.86	2.01	(1.15)	(57.2)
Basic (Common voting share and non-voting share income)	1.51	1.85	(0.34)	(18.4)
Cash flow [(4)]	**1,401.6**	1,670.8	(269.2)	(16.1)
Cash flow per share	**4.76**	6.76	(2.00)	(29.6)
Capital expenditures – general [(5)]	**2,249.4**	1,441.3	808.1	56.1
Capital expenditures –wireless spectrum	**355.9**	n.a.	n.a.	n.a.

(1) Earnings Before Interest, Taxes, Depreciation and Amortization, where earnings excludes Restructuring costs
(2) Common voting share and non-voting share income before discontinued operations, amortization of acquired intangible assets net of tax, restructuring and non-recurring refinancing costs net of tax, revaluation of future income tax assets and liabilities, and goodwill amortization
(3) See reconciliation of Core earnings with Common voting share and non-voting share income and Core EPS with EPS in RESULTS OF OPERATIONS
(4) Operating cash flow adjusted for restructuring costs
(5) Excluding a $76 million non-monetary purchase of fibre assets in 2001

RESULTS OF OPERATIONS

The discussion below is presented on a segmented basis for external revenues and total operations expenses. See the Segmented Disclosure in the audited TELUS consolidated financial statements.

Operating revenues – TELUS Communications

($ millions)	**2001**	2000	Increase	% Increase
Quarter ended December 31	**1,392.0**	1,272.4	119.6	9.4
Twelve Months ended December 31	**5,272.0**	4,849.4	422.6	8.7

The increase in revenues in the twelve-month period ending December 31, 2001 reflects the inclusion of the cumulative subscriber base and related revenues from the acquisition of QuébecTel in June 2000. The following revenue analysis is presented on a pro forma basis (YTD information has been normalized to include QuébecTel wireline operations for the first 5 months of 2000, prior to its acquisition by TELUS).

Operating revenues (pro forma) – TELUS Communications

($ millions)	**2001**	2000	Change	% Change
Quarter ended December 31				
Voice local	**638.0**	631.1	6.9	1.1
Voice long distance	**266.1**	277.9	(11.8)	(4.2)
Data	**331.9**	259.6	72.3	27.9
Other	**156.0**	103.8	52.2	50.3
Total operating revenues	**1,392.0**	1,272.4	119.6	9.4
Twelve Months ended December 31				
Voice local	**2,547.7**	2,473.6	74.1	3.0
Voice long distance	**1,094.6**	1,164.9	(70.3)	(6.0)
Data	**1,138.4**	960.0	178.4	18.6
Other	**491.3**	387.2	104.1	26.9
Total operating revenues	**5,272.0**	4,985.7	286.3	5.7

Voice local revenues increased by $6.9 million or 1.1% to $638.0 million in the quarter and increased by $74.1 million or 3.0% to $2,547.7 million year-to-date (YTD) when compared with the same periods last year. Local enhanced services revenues (call management services such as call display, personal voice mail, and call waiting) increased by $10.3 million in the quarter and $48.5 million YTD due to higher sales of calling features combined with increased prices. Despite some residential second line losses as a result of the strong high-speed Internet subscriber additions, total access lines increased by 23,000 in 2001 due to business growth. The growth in total access lines, combined with growth in Centrex™ features, increased access revenues by $0.4 million in the quarter ($25.8 million YTD). Rate increases contributed $15.0 million for the quarter and $40.7 million YTD. Portable subsidy revenues and other local services decreased by $8.1 million in the quarter due mainly to a $7.0 million contribution revenue adjustment processed in the fourth quarter of 2000. YTD portable subsidy and other revenues increased by $2.0 million. These gains were partly offset by a reclassification of the local portion of Megalink revenues to data, on a go-forward basis in 2001 ($10.7 million for the quarter and $42.9 million YTD).

Business network access lines increased by 19,000 or 1.1% in 2001 as the gain in business access lines from non-ILEC territories exceeded losses to competitors in ILEC territories. For the three months ended December 31, 2001, business access lines declined by 3,000 compared with an increase of 10,000 in the same period last year. This decline was attributed to reasons including weak demand for local access services. Residential lines grew by 4,000 (0.1%) in 2001, but declined by 3,000 in the three month period ended December 31, 2001, compared with an increase of 10,000 in the same period one year ago. The growth in residential access lines was flat mainly because of rapid growth in households with high speed Internet (with TELUS and with competitors) and the related removal of additional access lines that previously may have been dedicated to dial-up Internet. Losses of ILEC residential lines to competitors have been minimal. Overall local market share remained unchanged at an estimated 98% at the end of 2001 and 2000.

Despite increasing revenue-based market share estimated at 79% at December 31, 2001 (77% one year earlier), voice long distance revenues decreased by $11.8 million or 4.2% to $266.1 million in the quarter and decreased by $70.3 million or 6.0% to $1,094.6 million YTD, when compared to the same periods last year. For the quarter, this was due to lower revenues from domestic and U.S. inbound traffic delivered to TELUS from other carriers, and substitution to alternate technologies including Internet and wireless. The YTD decline was due to lower revenues from domestic traffic and substitution to alternate technologies, partially offset by higher international inbound rates for international minutes. As a result of capping of monthly minutes in certain consumer long distance plans at the end of May, the Company decreased the rate of erosion in long distance revenues in the second half of the year.

Data revenues increased by $72.3 million or 27.9% to $331.9 million in the quarter and increased by $178.4 million or 18.6% to $1,138.4 million YTD when compared with the same periods last year. Enhanced data and Internet revenues increased by $33.0 million in the quarter and $89.3 million YTD due mainly to significant year-over-year growth in both high-speed and dial-up Internet subscribers, and an increase in managed business services such as internetworking (LAN/WAN connectivity), Internet connectivity and hosting services. Net additions in TELUS Velocity high-speed Internet subscribers were 57,600 in the current quarter, greater than all net additions last year and up 91% from 30,200 net additions in the preceding quarter. Dial-up Internet subscribers decreased by 27,600 since Q3 2001 (before adding in net acquired dial-up subscribers from PSINet and CADVision) largely due to conversions to high-speed Internet and a year-end adjustment to the number of dial-up subscribers to remove internal and inactive accounts. Mainstream and other data revenues increased $39.3 million in the quarter and $89.1 million YTD. This was due to increased information services revenues ($22.6 million in the quarter and $17.7 million YTD mainly from non-recurring revenues of $18.0 million and new contracts effective in Q4 2001) as well as increased digital private line and data access services, increased packet switched service volumes, and the reclassification of Megalink revenues from local voice – partly offset by lower data settlement revenues ($4.3 million in the quarter and $23.0 million YTD). The lower settlement revenue resulted from a decrease in the termination of other carriers' data traffic on TELUS' network as competitors shifted some of their traffic to their own networks. Excluding reclassified Megalink revenues and the $18.0 million non-recurring revenues, year-over-year growth in data revenues was $43.6 million or 16.8% for the quarter and $117.5 million or 12.2% YTD.

Other revenues increased by $52.2 million or 50.3% to $156.0 million in the quarter and increased by $104.1 million or 26.9% to $491.3 million YTD, when compared with the same periods last year, due mainly to increased voice customer premises equipment sales and rentals -- particularly in central Canada. The acquisition of Williams Communications (now operating as TELUS National Solutions) effective May 31, 2001 was primarily responsible for this growth.

Of the total year-over-year revenue growth discussed above, approximately $98 million in the current quarter ($229 million YTD) was attributable to expansion in non-ILEC areas, primarily in central Canada. Total non-ILEC revenues were approximately $129 million in the fourth quarter, $313 million YTD).

Key operating indicators - TELUS Communications

(000s)	**2001**	2000	Change	% Change
Quarter ended December 31				
Network access lines	**4,967**	4,944	23	0.5
Total Internet subscribers	**669.9**	496.8	173.1	34.8
Dial-up Internet net additions (1)	**6.4**	11.8	(5.4)	(45.8)
Dial-up Internet subscribers (1)	**455.1**	413.2	41.9	10.1
High-speed Internet net additions (2)	**57.6**	20.4	37.2	182.4
High-speed Internet subscribers (2)	**214.8**	83.6	131.2	157.0
Twelve Months ended December 31				
Dial-up Internet net additions (pro forma) (1)	**41.8**	58.8	(17.0)	(28.9)
High-speed Internet net additions (pro forma) (2)	**131.2**	57.1	74.1	129.8

(1) Included approximately 34,000 dial-up subscribers from PSINet and CADVision and a reduction of approximately 12,100 dial-up subscribers to remove internal and inactive accounts in 2001.
(2) Included approximately 2,600 high-speed Internet subscribers from PSINet and CADVision in 2001

Operating revenues – TELUS Mobility

($ millions)	**2001**	2000	Increase	% Increase
Quarter ended December 31	**512.4**	440.2	72.2	16.4
Twelve Months ended December 31	**1,930.6**	1,257.0	673.6	53.6

The increase in revenues reflected the inclusion of the cumulative subscriber bases and related revenues from the acquisitions of Clearnet and QuébecTel Mobilité. The following revenue analysis is presented on a pro forma basis (information has been normalized to include Clearnet operations for prior to October 20, 2000 and QuébecTel Mobilité operations for the first 5 months of 2000).

Operating revenues (pro forma) – TELUS Mobility

Quarter ended December 31 ($ millions)	**2001**	2000	Change	% Change
Network	**423.5**	374.6	48.9	13.1
Equipment	**88.9**	99.2	(10.3)	(10.4)
Total operating revenues	**512.4**	473.8	38.6	8.1

Twelve Months ended December 31 ($ millions)	**2001**	2000	Change	% Change
Network	**1,644.9**	1,396.0	248.9	17.8
Equipment	**285.7**	312.8	(27.1)	(8.7)
Total operating revenues	**1,930.6**	1,708.8	221.8	13.0

TELUS Mobility Network revenue is generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired and fees for value-added services. Network revenue for the three month period ended December 31, 2001 increased by $48.9 million or 13.1% to $423.5 million over the same period one year earlier. The full year Network revenue increase of $248.9 million represented an increase of 17.8% over the corresponding period one year earlier. TELUS Mobility Network revenue grew with the expansion of its subscriber base by 19.6% to 2.6 million subscribers from 2.2 million one year ago. Net additions of 160,400 in the fourth quarter and 417,500 for the full year, both decreased from the comparable periods last year despite increased goss additions as it was offset by higher chum. The decrease in net activations for the quarter and full year, when compared to the same periods last year, reflected the impact of competitive handset pricing, more competitive service rate plans in the wireless market, increased prepaid subscribers, and the increase in churn of the cumulative subscriber base.

Blended postpaid and prepaid churn averaged 2.09% per month in the fourth quarter of 2001 and averaged 2.04% per month for the full year, as compared to 1.95% and 1.98% for the same periods one year earlier and 2.17% for the third quarter of 2001. Significant retention programs were initiated and improvements in churn were realized in the fourth quarter, reversing the increasing trend experienced earlier. The increase in churn as compared to the prior year was due to a higher prepaid mix and continued competitive pricing pressures.

Average revenue per subscriber unit per month (ARPU) of $56 in the fourth quarter of 2001 decreased approximately $2 over the same period one year earlier. Full year ARPU was $57 as compared to $59 for the corresponding period last year. The overall decline was primarily due to a higher mix of prepaid clients, more competitive rate plans, special promotions, and retention offers.

Equipment sales, rental and service revenues were $88.9 million and $285.7 million for the fourth quarter and full year, respectively. This compared with $99.2 million and $312.8 million for the same periods last year. The overall decrease was principally due to sales of lower priced handsets.

Key operating indicators - TELUS Mobility (pro forma)

(000s for subscribers and additions)	2001	2000	Change	% Change
Quarter ended December 31				
Net subscriber additions	**160.4**	166.2	(5.8)	(3.5)
Subscribers end of period [(1)]	**2,577.7**	2,160.2	417.5	19.3
Churn, per month (%)	**2.09**	1.95	0.14	7.2
Cost of Acquisition (COA) per gross addition ($)	**509**	531	(22)	(4.1)
ARPU ($)	**56**	58	(2)	(3.4)
Digital pops covered (millions)	**24.2**	22.6	1.6	7.1
Twelve Months ended December 31				
Net subscriber additions	**417.5**	474.1	(56.6)	(11.9)
Churn, per month (%)	**2.04**	1.98	0.06	3.0
COA per gross addition ($)	**502**	537	(35)	(6.5)
ARPU ($)	**57**	59	(2)	(3.4)

(1) Cumulative subscribers for the year 2000 have been adjusted to include 4,100 Cellular Digital Packet Data (CDPD) subscribers previously not reported.

Operations expense – TELUS Communications

($ millions)	2001	2000	Increase	% Increase
Quarter ended December 31	**872.7**	787.4	85.3	10.8
Twelve Months ended December 31	**3,185.7**	2,912.4	273.3	9.4

The increase in YTD expenses included the impact of the acquisition of QuébecTel. The following expense analysis is presented on a pro forma basis (YTD information has been normalized to include QuébecTel wireline operations for the first 5 months of 2000, prior to its acquisition by TELUS).

Operations expense (pro forma) – TELUS Communications

($ millions)	2001	2000	Increase	% Increase
Quarter ended December 31	**872.7**	787.4	85.3	10.8
Twelve Months ended December 31	**3,185.7**	3,013.1	172.6	5.7

Operations expenses increased by $85.3 million or 10.8% in the quarter to $872.7 million and increased by $172.6 million or 5.7% to $3,185.7 million YTD when compared with the same periods last year. Expenses for non-ILEC operations increased by approximately $102 million in the current quarter to $166 million and increased by approximately $279 million to $458 million YTD, while expenses for ILEC operations decreased by $16.7 million in the quarter ($106.4 million YTD).

ILEC operations expense changes were due to the following factors.

Expenses for 2001 acquisitions (ILEC component) were $12.4 million in the quarter and $28.6 million YTD when compared with the same periods last year. Bad debt expense increased by $16.7 million in the quarter ($24.8 million YTD) due to the economic slowdown and bankruptcies of wholesale customers. Lease expenses, net of amortization of deferred gains, increased by $11.4 million in the quarter and $36.8 million YTD due to the sale of buildings under leaseback arrangements. Consumer Internet cost of sales increased by $7.3 million for the quarter to $12.8 million and increased by $15.9 million to $30.0 million YTD due to the increased subscriber additions.

Offsetting these increases in part were lower revenue tax payments resulting from the CRTC decision to change from a per minute mechanism in 2000 to a revenue tax mechanism beginning in 2001 ($36.4 million in the quarter $121.5 million YTD), lower advertising and promotions expense ($18.0 million in the quarter and $24.0 million YTD), and an $8.0 million YTD recovery of municipal tax payments by TELUS Québec. Other general expense reductions were $10.1 million for the quarter ($59.0 million YTD) including operational efficiency improvements.

Operations expense – TELUS Mobility

($ millions)	**2001**	2000	Increase	% Increase
Quarter ended December 31	**461.7**	403.3	58.4	14.5
Twelve Months ended December 31	**1,592.2**	965.7	626.5	64.9

The significant increase in expenses reflected the acquisitions of Clearnet and QuébecTel Mobilité and due to a change in calculation methodology as regulated by the CRTC for contribution revenue taxes that was applied commencing in 2001. The effect of this change was $17.4 million and $60.1 million for the fourth quarter and full year respectively. The following expense analysis is presented on a pro forma basis (information has been normalized to include Clearnet operations prior to October 20, 2000 and QuébecTel Mobilité operations for the first 5 months of 2000).

Operations expense (pro forma) – TELUS Mobility

($ millions)	**2001**	2000	Change	% Change
Quarter ended December 31	**461.7**	462.6	(0.9)	(0.2)
Twelve Months ended December 31	**1,592.2**	1,551.8	40.4	2.6

Operations expense decreased $0.9 million or 0.2% in the fourth quarter, as compared to the same period one-year earlier. This favourable variance is a result of TELUS Mobility obtaining synergies from the integration of the former Clearnet and TELUS Québec Mobilité by significantly lowering general operating expense levels offset partially by higher Marketing Cost of Acquisition "COA" expenses and Network operating costs. Full year operations expenses increased $40.4 million or 2.6% as compared to the same period one year earlier. Year over year operating expenses increased 2.6% mainly due to the unfavourable impact of contribution revenue taxes mentioned above. Operating expenses actually declined slightly in the fourth quarter of 2001 as compared to the same period one year earlier despite the contribution revenue tax cost increase. Fourth quarter 2001 operating expenses declined due to improved economies of scale, merger efficiencies and strong cost control despite the contribution expense increase, and increase in the subscriber base and network revenues of 19.3% and 13.1%, respectively.

Expenses with respect to equipment sales have decreased from $135.8 million to $124.0 million in the fourth quarter of 2001 and from $443.5 million to $394.0 million for the twelve months ended December 2001 as compared to the same periods one year earlier. Lower digital handset unit costs were the principal contributing factor to these favourable trends. These costs included any subsidy portion and were included in the marketing cost of acquisition (COA).

Marketing expenses increased from $108.5 million to $118.8 million in the fourth quarter of 2001 compared to the same period last year primarily due to higher dealer compensation and advertising and promotion expenses. Marketing expenses for the full year increased $18.7 million due to increased dealer compensation and marketing credits associated with retention, offset partially by reduced advertising spending.

Marketing COA per gross subscriber addition (including retention and rebranding costs) in the fourth quarter was $509 as compared to $531 for the same period one year earlier. For the full year, COA per gross subscriber was $502 as compared to $537 for the corresponding period last year. COA for 2001 included both rebranding costs of $12.2 million reflected in the restructuring charge and retention and migration costs of $58.6 million. COA for the full year was $489 excluding the rebranding and $430 excluding rebranding, retention, and migration costs. The improvement was attributed to reduced handset subsidies as well as lower advertising and promotion spending.

Network service expenses of $99.0 million in the fourth quarter of 2001 increased $18.5 million from $80.5 million from the same period one year earlier. Network service expenses increased $85.4 million year over year. Network service expenses consist of site-related expenses, transmission costs, spectrum licence fees, contribution charges, and other direct costs related to Network operations. Contributing to the increased expenses were the contribution revenue taxes effective in 2001 of $17.4 million and $60.1 million for the fourth quarter and twelve months ended December, respectively. Also, network service expenses increased due to an increase in the number of cell sites in service and expanded geographic coverage of TELUS Mobility's digital networks. Total digital population coverage as of December 2001 was approximately 24.2 million as compared to 22.6 million one year earlier.

General and Administrative (G&A) expenses were $119.9 million and $458.9 million for the fourth quarter and full year, respectively. This compared with G&A expenses of $137.8 million and $473.1 million in the same periods in

2000. G&A expenses were related to employees, facilities, bad debt and various other general and operating expenses. These expenses decreased as a result of improved efficiencies of the new integrated Mobility operations.

Earnings * Before Interest, Taxes, Depreciation and Amortization (EBITDA) by segment

($ millions)	2001	2000 Pro forma	2000 Actual	Pro forma Increase	Pro forma % Increase
TELUS Communications					
Quarter ended December 31	**543.2**	504.7	504.7	38.5	7.6
Twelve Months ended Dec. 31	**2,173.8**	2,044.5	2,006.9	129.3	6.3
TELUS Mobility					
Quarter ended December 31	**55.1**	15.9	41.6	39.2	246.5
Twelve Months ended Dec. 31	**355.8**	173.4	307.4	182.4	105.2
TELUS Consolidated					
Quarter ended December 31	**598.3**	520.6	546.3	77.7	14.9
Twelve Months ended Dec. 31	**2,529.6**	2,217.9	2,314.3	311.7	14.1

* excluding Restructuring costs

On a pro forma basis, TELUS Communications EBITDA for the fourth quarter and YTD improved when compared to the same periods last year due to increased data/IP, other revenues associated with acquisitions, and operational efficiencies in ILEC operations, partly offset by higher expenses driven by expansion in our central Canadian non-ILEC operations.

On a pro forma basis, TELUS Mobility EBITDA for the fourth quarter improved by $39.2 million as compared to the same period one year earlier, resulting from lower digital handset costs and improved operating efficiencies as the subscriber base continued to grow and generate significantly increased Network revenue. Full year EBITDA also showed sustained growth increasing $182.4 million over the same period one year earlier, principally due to the same factors despite increased network and marketing expenses.

EBITDA margin * by segment (%)

Quarter ended December 31	2001	2000 Pro forma	2000 Actual
TELUS Communications	**38.4**	39.1	39.1
TELUS Mobility	**10.7**	3.3	9.4
TELUS Consolidated	**31.4**	29.8	31.9

Twelve Months ended December 31	2001	2000 Pro forma	2000 Actual
TELUS Communications	**40.6**	40.4	40.8
TELUS Mobility	**18.3**	10.1	24.1
TELUS Consolidated	**35.1**	33.1	37.9

* EBITDA divided by total revenue

Depreciation and amortization

($ millions)	2001	2000	Increase	% Increase
Quarter ended December 31				
Depreciation and amortization	**366.3**	330.4	35.9	10.9
Amortization of acquired intangible assets	**28.1**	24.6	3.5	14.2
Twelve Months ended December 31				
Depreciation and amortization	**1,383.3**	1,157.4	225.9	19.5
Amortization of acquired intangible assets	**110.9**	24.6	86.3	350.8

The majority of the increase in depreciation and amortization was due to inclusion of additional depreciation from the former Clearnet for the quarter ($23.8 milion) and Clearnet and TELUS Québec YTD ($249.4 million). Other depreciation and amortization increased by $34.0 million for the quarter due to growth in capital assets (primarily in administrative software and data network capital assets), offset in part by $21.9 million lower depreciation expense due to adjustment of service lives for network assets and the sale of administrative buildings. YTD, other depreciation and amortization decreased by $86.6 million due to service life adjustments based on engineering studies for network assets and the sale of buildings, offset by $63.1 million higher depreciation expense primarily from the net growth in data network capital assets and administrative software.

The amortization expense recorded for acquired subscriber and wireless spectrum intangible assets was based on the purchase price allocation to identifiable assets of Clearnet and QuébecTel. Spectrum licences and wireline subscriber bases were amortized over 40 years and wireless subscriber bases were amortized over 7 to 10 years. The amortization expense for spectrum licences was $89.6 million in 2001.

Restructuring costs

($ millions)	**2001**	2000	Increase	% Increase
Quarter ended December 31	**0.0**	0.0	n.a.	n.a.
Twelve Months ended December 31	**198.4**	0.0	198.4	n.a.

A restructuring charge of $198.4 million was recorded in the first quarter for the expected costs in 2001 and 2002 to complete merger-related restructuring activities in TELUS Mobility and reorganization costs for TELUS Communications.

Other income (expenses)

($ millions)	**2001**	2000	Change	% Change
Quarter ended December 31	**(2.6)**	(4.6)	2.0	43.5
Twelve Months ended December 31	**17.0**	(8.7)	25.7	n.m.

Other expense decreased for the quarter due to lower accounts receivable securitization expense and reduced net losses on disposal of assets and investments.

Other income increased YTD due mainly to a pre-tax gain of $24.5 million recorded for the sale of a fibre asset compared with a $6.5 million gain for the sale of two buildings last year and the lower accounts receivable securitization expense.

Financing costs

($ millions)	**2001**	2000	Increase	% Increase
Quarter ended December 31	**176.0**	128.5	47.5	37.0
Twelve Months ended December 31	**624.5**	273.3	351.2	128.5

Financing costs, net of interest income and capitalized interest, increased mainly due to the acquisitions of Clearnet and QuébecTel and the subsequent replacement of short-term floating rate debt with higher cost long-term fixed rate debt (see table below for a numerical summary of changes). Financing costs for Clearnet operations (before a refinancing gain in 2001 and non-cash interest accretion on long-term debt), combined with financing costs for TELUS Québec operations, were estimated to have increased by $42 million in the fourth quarter ($173 million YTD). This was partially offset by $56.5 million lower non-cash interest accretion on long-term debt in the fourth quarter due to repayment of substantially all Clearnet notes in Q2 2001. YTD non-cash interest accretion on long-term debt was $12.7 million higher. Other net increases in financing costs of $62.0 million in the quarter and $231.4 million YTD were primarily due to higher debt levels from acquisitions and increased capital investments.

Offsetting the YTD increases described above was a $65.9 million gain resulting from the redemption of Clearnet Senior Discount Notes that was recognized in the second and third quarters of 2001. This gain was comprised of two parts: a $41.2 million foreign exchange gain related to unwinding hedges on the Clearnet US$-denominated notes; and a $24.7 million gain recognized on all Clearnet notes redeemed due to the actual redemption price paid being less than the book value of such debt.

Financing cost changes, year-over-year

($ millions)	Q4 Change	YTD Change
Estimated financing for former Clearnet and TELUS Québec operations	42.0	173.0
Non-cash interest accretion on Clearnet Senior Discount Notes	(56.5)	12.7
Gain on redemption of Clearnet Senior Discount Notes	-	(65.9)
Other, mainly financing of acquisitions and increased capital investments	62.0	231.4
Total change	47.5	351.2

Refinancing charge from debt restructuring

($ millions)	**2001**	2000	Increase	% Increase
Quarter ended December 31	**0.0**	0.0	n.a.	n.a.
Twelve Months ended December 31	**96.5**	0.0	96.5	n.a.

Due to the negotiation of new senior unsecured credit facilities in March 2001, a non-cash refinancing charge of $96.5 million was recorded to expense fees related to interim bridge financing for the acquisition of Clearnet, which were paid and deferred in 2000.

Income taxes

($ millions)	**2001**	2000	Decrease	% Decrease
Quarter ended December 31	**20.4**	90.5	(70.1)	(77.5)
Twelve Months ended December 31	**93.4**	431.9	(338.5)	(78.4)

Lower income before income taxes resulted in lower income tax expense of approximately $6.0 million for the quarter and $298.0 million YTD. The income tax expense was further reduced for two reasons: (i) lower corporate income tax rates that reduced the income tax expense by $17.0 million for the quarter and $31.0 million YTD, and (ii) the net effects of adjustments to future income tax assets and liabilities resulting from prospective changes in income tax rates.

Non-controlling interest

($ millions)	**2001**	2000	Decrease	% Decrease
Quarter ended December 31	**0.0**	2.8	(2.8)	(100.0)
Twelve Months ended December 31	**3.6**	8.7	(5.1)	(58.6)

The YTD non-controlling interest in 2001 represented Verizon's 30% interest in TELUS Québec earnings until June 30. TELUS purchased the remaining interest in TELUS Québec from Verizon at the end of June 2001. The YTD non-controlling interest in 2000 represented a former co-owner's 25% interest in ISM-BC's earnings until August 2000, and Verizon's 30% interest in TELUS Québec from June to December 2000.

Goodwill amortization

($ millions)	**2001**	2000	Increase	% Increase
Quarter ended December 31	**45.1**	14.4	30.7	213.2
Twelve Months ended December 31	**174.8**	23.4	151.4	647.0

Goodwill amortization increased mainly due to the acquisition of Clearnet ($21.9 million in the quarter and $133.4 million YTD). The remaining increase was mainly due to the acquisition of TELUS Québec (70% in June 2000; the remaining 30% in June 2001), purchases of the Columbus Group, Williams Communications Canada and Daedalian eSolutions in the second quarter 2001, and the purchase of the remaining 25% interest in ISM-BC in August 2000.

With the new CICA Handbook Section 3062 – Goodwill and Other Intangible Assets coming into effect for fiscal years beginning January 1, 2002, goodwill will no longer be systematically amortized, but will be periodically tested for impairment. Under Section 3062 transitional accounting rules, goodwill resulting from business combinations made after June 30, 2001 was not amortized. This included goodwill arising from the acquisition of Arqana and PSINet.

Discontinued operations

($ millions)	**2001**	2000	Change	% Change
Quarter ended December 31	**(3.1)**	22.1	(25.2)	(114.0)
Twelve Months ended December 31	**592.3**	74.7	517.6	692.9

On July 31, 2001, TELUS closed the sale of TELUS Advertising Services B.C., Alberta, and Ontario directory business and TELUS Québec directory business to Verizon's Dominion Information Services for total pre-tax proceeds of $810 million. TELUS was able to apply non-capital losses to offset cash taxes on the gain. TELUS also exited the equipment leasing business effective September 30, 2001, and entered into a long-term agreement with GE Capital Vendor Financial Services to become the preferred provider of future equipment financing for TELUS customers. TELUS received pre-tax proceeds of $147 million in connection with this transaction in October. YTD discontinued operations reflected a $550.2 million combined gain, net of income taxes, for the two discontinued businesses, as well as the operations of the directory business for seven months and the operations of the equipment leasing business for nine months.

Discontinued operations for Q4 2001 reflected a write-off of software not provided for previously, a net operating loss for U.S. Directory operations that have not been sold, and some wind-down costs for the equipment leasing business. At this time, TELUS continues to pursue the sale of its U.S. directory operations.

Preferred dividends

($ millions)	**2001**	2000	Change	% Change
Quarter ended December 31	**0.9**	0.8	0.1	n.m.
Twelve Months ended December 31	**3.5**	3.5	0.0	n.m.

There were no changes to the quarterly preferred dividend.

Interest on convertible debentures

($ millions)	**2001**	2000	Increase	% Increase
Quarter ended December 31	**2.3**	1.5	0.8	53.3
Twelve Months ended December 31	**7.0**	1.5	5.5	366.7

Early in 2001, TELUS completed an exchange offer for the outstanding Clearnet 6.75% Convertible Debentures, exchanging them into TELUS Corporation 6.75% Convertible Debentures. The interest on the TELUS and Clearnet convertible debentures was recorded net of related taxes. These debentures are convertible into non-voting shares and are classified as equity on the balance sheet, and therefore, related interest is recorded as a charge to retained earnings. The $1.5 million net expense recorded in 2000 represented the net interest payments made by Clearnet after its acquisition by TELUS.

Common voting share and non-voting share income and Earnings per share

Common voting share and non-voting share loss increased by $16.8 million in Q4, when compared with the same period last year, due to the increase in financing costs associated with the QuébecTel and Clearnet acquisitions, and related amortizations of goodwill and intangible assets, partly offset by increased EBITDA. YTD Common voting share and non-voting share income decreased by $13.0 million due to the increase in financing costs associated with the acquisitions, and related amortizations of goodwill and intangible assets, partly offset by recognition of the $550.2 million gain and other income from sale of the two businesses and increased EBITDA.

Common voting share and non-voting share loss per share, increased by 4 cents for the fourth quarter due to the same impacts noted above, partly offset by the impact of diluting losses over a larger average number of outstanding shares. Common voting share and non-voting share income per share, decreased by 34 cents YTD due to the same impacts noted above as well as the impact of diluting earnings over a larger average number of outstanding shares (294.2 million in 2001 versus 247.0 million in 2000).

Core earnings and Core EPS were defined to help provide a measure of earnings from core and continuing operations that were unaffected by restructuring costs, non-cash amortizations related to acquisitions, and non-cash future tax asset revaluations due to changes in corporate income tax rates. The following tables reconcile Core earnings with Common voting share and non-voting share income, and Core EPS with EPS.

Core earnings per share decreased for both the quarter and YTD when compared with the same periods last year due to increased financing costs associated with the Clearnet and QuébecTel purchases, and the impact of diluting earnings over a larger average number of shares outstanding, partly offset by increased EBITDA.

Reconciliation of Core earnings with Common voting share and non-voting share Income

($ millions)	**2001 Q4**	2000 Q4	**2001 YTD**	2000 YTD
Common voting share and non-voting share income (loss)	**(46.5)**	(29.7)	**443.0**	456.0
Deduct Discontinued operations	**(3.1)**	22.1	**592.3**	74.7
	(43.4)	(51.8)	**(149.3)**	381.3
Add Amortization of acquired intangible assets	**28.1**	24.6	**110.9**	24.6
Goodwill amortization	**45.1**	14.4	**174.8**	23.4
Tax related to intangible assets	**(12.1)**	-	**(48.0)**	-
Non-recurring refinancing and restructuring charges net of tax	-	-	**167.4**	-
Revaluation of future income tax assets and liabilities	**1.5**	57.8	**(1.8)**	66.3
Core Earnings	**19.2**	45.0	**254.0**	495.6

Reconciliation of Core EPS and EPS

($)	**2001 Q4**	2000 Q4	**2001 YTD**	2000 YTD
EPS	**(0.15)**	(0.11)	**1.51**	1.85
Adjustments for :				
Discontinued operations	**0.01**	(0.08)	**(2.02)**	(0.30)
Amortization of acquired intangible assets	**0.09**	0.09	**0.38**	0.10
Goodwill amortization	**0.15**	0.05	**0.59**	0.09
Tax related to intangible assets	**(0.04)**	-	**(0.16)**	-
Non-recurring refinancing and restructuring charges net of tax	-	-	**0.57**	-
Revaluation of future income tax assets and liabilities	-	0.21	**(0.01)**	0.27
Core EPS	**0.06**	0.16	**0.86**	2.01

Cash provided by operating activities

($ millions)	**2001**	2000	Decrease	% Decrease
Twelve Months ended December 31	**1,398.6**	1,617.8	(219.2)	(13.5)

Cash provided by operating activities decreased in 2001 when compared with last year due mainly to increased financing costs ($351.2 million), a decrease in cash provided by discontinued operations ($132.6 million), partly offset by higher EBITDA from continuing operations ($215.3 million), lower current income taxes ($37.4 million) and other cash flow increases of $11.9 million.

Cash used by investing activities

($ millions)	**2001**	2000	Decrease	% Decrease
Twelve Months ended December 31	**1,821.3**	3,831.1	(2,009.8)	(52.5)

Cash used by investing activities significantly decreased in 2001 when compared with one year ago. This was due to the lower cash requirement for acquisitions ($2,088.6 million), combined with $939.6 million proceeds from the divestiture of the directory and equipment leasing businesses and $131.5 million increased proceeds from the sale of property, partly offset by increased capital expenditures.

Capital expenditures by segment ($ millions)

Twelve Months ended December 31	2001	2000	Increase	% Increase
TELUS Communications	**1,605.8**	1,218.4	387.4	31.8
TELUS Mobility	**643.6**	222.9	420.7	188.7
Capital expenditures	**2,249.4**	1,441.3	808.1	56.1
TELUS Mobility – wireless spectrum	**355.9**	0.0	355.9	n.a.
Total Capital Expenditures	**2,605.3**	1,441.3	1,164.0	80.8

Communications Capital expenditures

Capital expenditures increased due to accelerated investment in high-speed Internet capacity and data services ($197.0 million), the purchase of software licences and brand-marks from Verizon ($199.3 million), and higher spending for non-ILEC expansion ($40.9 million). Expenditures for other ILEC growth and modernization projects decreased by $49.8 million. In addition, a fibre asset was purchased from a third party for non-cash consideration of $76.0 million. As this was a non-cash purchase, it is not reflected in Capital expenditures on the Consolidated Cash Flow Statement.

Mobility pro forma Capital expenditures, excluding wireless spectrum

($ millions)	2001	2000	Increase	% Increase
Twelve Months ended December 31	**643.6**	533.7	109.9	20.6

On a pro forma basis, before the purchase of spectrum, Mobility capital expenditures increased primarily for the expansion of digital cellular coverage, digitization of the analogue network and implementation of the 1XRTT data network. The first phase of 3G technology, or 1XRTT, offers high-speed packet data mobile wireless Internet access and multimedia communications.

Cash provided by financing activities

($ millions)	2001	2000	Decrease	% Decrease
Twelve Months ended December 31	**339.6**	2,345.8	(2,006.2)	(85.5)

Early in 2001, TELUS completed the compulsory acquisition of remaining Clearnet Class A Non-Voting shares outstanding. TELUS also successfully completed exchange offers for the outstanding Clearnet 6.75% Convertible Debentures, and the outstanding Clearnet Warrants. These were exchanged for TELUS Corporation 6.75% Convertible Debentures and TELUS Warrants respectively.

A number of significant debt refinancing activities were completed in Q2 2001. On May 30, TELUS closed offerings for Canadian and U.S. dollar unsecured notes for proceeds of $6.6 billion, and bank credit facilities with total availability of $2.5 billion. Gross proceeds of the Canadian dollar 7.5% Notes due June 1, 2006 were $1.6 billion. Gross proceeds of the U.S. dollar 7.5% Notes due June 1, 2007 and U.S. dollar 8.0% notes due June 1, 2011 were U.S. $1.3 billion and U.S. $2.0 billion respectively. To reduce foreign exchange risk, the U.S. liabilities have been fully hedged into Canadian dollars. On the Balance Sheet, the value of U.S. dollar-denominated notes have been translated into Canadian dollars, and a related cross-currency foreign exchange hedge asset has been recorded in Deferred charges. As a result of increasing the size of the Notes offering due to demand, the new bank credit facility committed by the Toronto-Dominion Bank and syndicated to a group of financial institutions in the amount of $2.5 billion was $2.0 billion less than originally announced in March 2001.

On June 12, TELUS and its wholly owned subsidiary Clearnet completed an offer to repay all of the outstanding Senior Discount Notes of Clearnet. Total consideration was approximately $1.74 billion for the 99.92% of the Notes that were tendered. Notes that were not tendered will remain outstanding, but will be subject to the modified terms of Supplemental Indentures applicable to each series. These Notes had coupon rates ranging from 10.125% to 11.75%.

In the third quarter 2001, TELUS retired the remaining hedges on Clearnet U.S. dollar discounted notes. Short-term obligations were reduced by $949.6 million primarily through the use of proceeds from the divestitures.

As a result of these financing activities in 2001, $7.2 billion of long-term debt was issued, $1.9 billion of long-term debt was redeemed, and short-term debt obligations were reduced by $4.7 billion. The average term to maturity increased from about 2.7 years on March 31, 2001 to about 7.7 years on June 30, 2001. At year-end, the average term to maturity was about 7.6 years.

Common share capital increased in 2001 due to the issue of shares from Treasury under employee share purchase plans, exercised options and warrants, and additional shares purchased by Verizon. Dividends paid per common voting share and non-voting share were unchanged at $1.40. However, in October 2001, TELUS announced a reduction in dividend payments to 15 cents per quarter or 60 cents annually effective for the January 1, 2002 dividend. Total cash dividend payments to shareholders decreased by $10.5 million due mainly to the significant number of shareholders participating in the dividend reinvestment plan (above 40% of TELUS' outstanding shares at the July and October payment dates), partially offset by the increase in number of shares outstanding for the purchase of Clearnet and the additional 30% of TELUS Québec, as well as exercised options. The $46.1 million year-over-year change in other financial activities was due primarily to the $65.9 million gain related to redemption of Clearnet U.S. dollar denominated Notes and unwinding related hedges.

Liquidity and capital resource ratios

Year-over-year comparison	2001	2000
Net debt[1] to total capitalization (%)	55.4	55.1
Net debt[1] to EBITDA	3.4	3.4
EBITDA interest coverage [2]	4.1	10.7

(1) Current Obligations plus Long-term Debt net of Cash and Temporary Investments and the cross-currency foreign exchange hedge related to USD-denominated notes

(2) EBITDA divided by Net Financing Cost before accreted interest and gain on redemption of debt

The Net debt to total capitalization ratio increased marginally from one year ago due to $702.2 million increase in net debt compared with a $494.2 million increase in equity (including non-controlling interest). The EBITDA interest coverage ratio decreased when compared with one year ago due to the increase in debt, partially offset by an increase in EBITDA. The EBITDA interest coverage ratio for 2000 reflected only 2.4 months of financing and negative EBITDA impacts of the purchase of Clearnet.

Credit Facilities

In May 2001, TELUS successfully raised $9.2 billion in unsecured debt through three notes offerings and two syndicated credit facilities. The proceeds of these financing activities were used to refinance existing debt, to support commercial paper programs, and for general corporate purposes. The pricing, terms and conditions of these new credit facilities were generally more favourable than those of the previous secured credit facilities.

TELUS credit facilities at the end of December 2001, consisted of a $1.5 billion (or the U.S. dollar equivalent) three-year revolving credit facility ($485 million drawn along with $17 million in letters of credit as at December 31, 2001), a $1.0 billion (or the U.S. dollar equivalent) 364-day extendible revolving credit facility converting to a one-year non-revolving credit facility currently backing up $35 million in Commercial Paper issuances, and approximately $260 million in other bank facilities and outstanding letters of credit.

Floating Rate / Fixed Rate Debt Balance

As at December 31, 2001, the Company's fixed rate debt comprised 93.0% of its total indebtedness compared with 38.6% one year earlier.

TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining its investment grade credit ratings.

Credit Ratings

	S&P	DBRS	Moody's
TELUS Corporation			
Senior Bank Debt	BBB+	BBB(high)	Baa2
Debentures and Notes	BBB+	BBB(high)	Baa2
Medium-term Notes	BBB+	BBB high)	---
Commercial Paper	A-1(low)	R-2(high)	---
TELUS Communications Inc. (TCI)			
Debentures	BBB+	BBB(high)	---
Medium-term Notes	BBB+	BBB(high)	---
Commercial Paper	A-1(low)	R-2(high)	---
Preferred Shares	---	Pfd-3(high)	---
TELUS Communications (Québec) Inc. (TCQI)			
First Mortgage Bonds	A -	BBB(high)	---
Debentures	BBB+	BBB(high)	---
Medium-term Notes	BBB+	BBB(high)	---
Commercial Paper	A-1(low)	R-2(high)	---

In May 2001, Standard & Poor's (S&P), Dominion Bond Rating Service (DBRS), and Moody's assigned ratings of BBB+, BBB(high), and Baa2, respectively, to TELUS Corporation's senior unsecured Note offerings. S&P and Moody's also rated TELUS Corporation's new bank credit facility at BBB+ and Baa2, respectively. S&P's ratings for TCQI were assigned in January 2001.

On June 4, 2001, DBRS placed all TELUS Communications Inc. ("TCI" - a wholly owned subsidiary of TELUS Corporation) ratings "Under Review with Negative Implications". This review was completed July 9, 2001 with DBRS downgrading the Senior Debenture and Medium-Term Note ratings of TCI to BBB(high) from A(low), the Commercial Paper rating to R-2(high) from R-1(low), and the preferred share rating from Pfd-2(low) to Pfd-3(high) – all Stable. On July 12, 2001 DBRS also downgraded TELUS Communications (Québec) Inc. First Mortgage Bonds, Unsecured Debentures and Medium-Term Notes from A(low) to BBB(high) Stable, and its Commercial Paper from R-1(low) to R-2(high) Stable, to harmonize these ratings with those of TELUS Corporation and TCI on the announcement that TELUS had acquired the remaining 30% interest in TELUS Québec from Verizon. S&P has confirmed its BBB+ credit rating for TCI's long-term debt and an A-1(low) Canadian Commercial Paper.

On August 9, 2001, DBRS confirmed its R-2(high) rating for TELUS Corporation Commercial Paper and its BBB(high) rating for TELUS Medium-Term Notes and Notes. On September 25, S&P announced that TELUS' divestiture of the equipment leasing business had no effect on S&P's ratings of the Company.

2002 FINANCIAL OUTLOOK CONFIRMED

The following table provides the 2002 financial and operating outlook released on December 18, 2001. Earnings Per Share (EPS) will be significantly lower in 2002 due to significant one-time gains on sale of non-core assets in 2001, higher depreciation, financing charges, and Large Corporations Tax.

	2002 Target	2001	Change
Revenues	$7.5 to $7.6 billion	$7.2 billion	4% to 6%
EBITDA	$2.475 to $2.525 billion	$2.530 billion	(2)% to 0%
Earnings Per Share[(1)]	15 to 20 cents	$1.51[(2)]	$(1.36) to $(1.31)[(2)]
Capital Expenditures	$2.1 to $2.2 billion	$2.6 billion [(3)]	(15)% to (19)%[(3)]
Wireless Subscriber Net Additions	425,000 to 450,000	417,500	2% to 8%
High-speed Internet Subscriber Net Additions	200,000 or more	131,200	52% or more

(1) Assumed that amortization of intangible assets with indefinite life such as wireless spectrum would cease effective January 1, 2002 under CICA Handbook Section 3062.
(2) 2001 Earnings Per Share included $2.02 from Discontinued Operations
(3) 2001 Capital Expenditures included $356 million for the acquisition of additional wireless spectrum

FORWARD-LOOKING STATEMENTS

This news release and management discussion and analysis contains statements about expected future events and financial and operating results of that are forward-looking and subject to risks and uncertainties. TELUS' actual results, performance, or achievement could differ materially from those expressed or implied by such statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. Factors that could cause actual results to differ materially include but are not limited to: general business and economic conditions in Canada and in TELUS' service territories; competition in wireline and wireless services, including voice, data and Internet services and within the Canadian telecommunications industry generally; levels of capital expenditures; corporate restructurings; successful integration of acquisitions; capital and operating expense savings; adverse regulatory action; collective labour agreement negotiations; technological advances; the effect of health and safety concerns and other risk factors described in TELUS' comprehensive public disclosure documents, including the Annual Information Form, and in other filings with securities commissions in Canada and the U.S.

The forward-looking statements contained in this news release and management discussion and analysis represent TELUS' expectations as of February 14, 2002 and accordingly, are subject to change after such date. TELUS disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

TELUS Corporation (TSE: T, T.A; NYSE: TU) is one of Canada's leading telecommunications companies, providing a full range of telecommunications products and services that connect Canadians to the world. The company is the leading service provider in Western Canada and provides data, Internet Protocol, voice and wireless services to Central and Eastern Canada. For more information about TELUS, visit www.telus.com.

For more information, please contact:

Doug Strachan, media relations (604) 432-2663
John Wheeler, investor relations (780) 493-7310

Note: Media and investors are invited to listen to a live webcast of the investor conference call on the fourth quarter results at 11:00 am (EST) on Thursday, February 14 by visiting the TELUS website www.telus.com/investorcall.

A complete set of financial statements and accompanying notes are available on www.telus.com or www.sedar.com.

TELUS CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

(Unaudited) (millions)	Three months ended December 31		Twelve months ended December 31	
	2001	2000	**2001**	2000
Operating Revenues	$1,904.4	$1,712.6	$7,202.6	$6,106.4
Operating Expenses				
Operations	1,306.1	1,166.3	4,673.0	3,792.1
Depreciation and amortization	366.3	330.4	1,383.3	1,157.4
Amortization of acquired intangible assets	28.1	24.6	110.9	24.6
Restructuring costs	—	—	198.4	—
	1,700.5	1,521.3	6,365.6	4,974.1
Operating Income From Continuing Operations	203.9	191.3	837.0	1,132.3
Other income (expense), net	(2.6)	(4.6)	17.0	(8.7)
Financing costs	176.0	128.5	624.5	273.3
Refinancing charge from debt restructuring	—	—	96.5	—
Income From Continuing Operations Before Income Taxes, Non-Controlling Interest and Goodwill Amortization	25.3	58.2	133.0	850.3
Income taxes	20.4	90.5	93.4	431.9
Income (Loss) From Continuing Operations Before Non-Controlling Interest and Goodwill Amortization	4.9	(32.3)	39.6	418.4
Non-controlling interest	—	2.8	3.6	8.7
Income From Continuing Operations Before Goodwill Amortization	4.9	(35.1)	36.0	409.7
Goodwill amortization	45.1	14.4	174.8	23.4
Income (Loss) From Continuing Operations	(40.2)	(49.5)	(138.8)	386.3
Discontinued operations	(3.1)	22.1	592.3	74.7
Net Income (Loss)	(43.3)	(27.4)	453.5	461.0
Preference and preferred share dividends	0.9	0.8	3.5	3.5
Interest on convertible debentures	2.3	1.5	7.0	1.5
Common Voting Share and Non-Voting Share Income (Loss)	$ (46.5)	$ (29.7)	$ 443.0	$456.0

TELUS CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (Continued)

(Unaudited)	Three months ended December 31		Twelve months ended December 31	
	2001	2000	**2001**	2000
Income (Loss) Per Common Share ($) – Basic and Diluted				
Common share income (loss) - basic				
Continuing operations	(0.14)	(0.19)	(0.51)	1.55
Discontinued operations	(0.01)	0.08	2.02	0.30
Net income (loss)	(0.15)	(0.11)	1.51	1.85
Common share income (loss) - diluted				
Continuing operations	(0.14)	(0.19)	(0.51)	1.54
Discontinued operations	(0.01)	0.08	2.02	0.30
Net income (loss)	(0.15)	(0.11)	1.51	1.84
Dividends Declared Per Common Voting Share and Non-Voting Share ($)	0.15	0.35	1.20	1.40
Weighted Average Common Shares Including Non-Voting Shares Outstanding (millions)				
– Basic	301.8	276.9	294.2	247.0
– Diluted	301.8	276.9	294.2	247.9

TELUS CORPORATION
CONSOLIDATED BALANCE SHEETS

(Unaudited) (millions)	As at December 31, 2001	As at December 31, 2000
Assets		
Current Assets		
Cash and temporary investments	$ 17.1	$ 100.2
Accounts receivable	972.1	1,008.5
Income taxes receivable	7.1	3.0
Inventories	118.6	151.7
Current portion of future income taxes	147.0	251.2
Prepaid expenses and other	180.7	290.0
	1,442.6	1,804.6
Capital Assets, Net	12,759.8	11,531.0
Other Assets		
Deferred charges	685.2	329.7
Future income taxes	996.9	1,024.4
Investments	56.4	17.9
Leases receivable	—	80.5
Goodwill	3,320.9	3,257.2
Other	3.8	1.2
	5,063.2	4,710.9
	$ 19,265.6	$ 18,046.5
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	$ 1,273.9	$ 1,295.0
Dividends payable	45.5	100.9
Advance billings and customer deposits	310.8	265.1
Short-term obligations	229.9	5,033.3
	1,860.1	6,694.3
Long-term Debt	8,651.4	3,047.3
Future Income Taxes	1,326.6	1,462.7
Other Long-term Liabilities	440.6	349.5
Non-controlling Interest	—	74.3
Shareholders' Equity		
Common equity	6,767.6	6,199.1
Convertible debentures	149.6	149.6
Preference and preferred shares	69.7	69.7
	6,986.9	6,418.4
	$ 19,265.6	$ 18,046.5

TELUS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited) (millions)	Twelve months ended December 31 2001	2000
OPERATING ACTIVITIES		
Income (Loss) from continuing operations	$ (138.8)	$ 386.3
Items not affecting cash:		
Depreciation and amortization	1,494.2	1,182.0
Goodwill amortization	174.8	23.4
Future income taxes	(167.1)	134.0
Gain on redemption of long-term debt	(65.9)	—
Asset write-off related to restructuring	30.5	—
Refinancing charge from debt restructuring	96.5	—
Deferred pension costs	(91.2)	(78.5)
Other, net	(9.2)	23.6
Operating cash flow	1,323.8	1,670.8
Provision for future restructuring costs, net of cash payments	77.8	—
Operating cash flow adjusted for restructuring costs	1,401.6	1,670.8
Net change in non-cash working capital from continuing operations	31.9	(150.7)
Operations and net change in non-cash working capital from discontinued operations	(34.9)	97.7
Cash provided by operating activities	1,398.6	1,617.8
INVESTING ACTIVITIES		
Capital expenditures	(2,249.4)	(1,441.3)
Purchase of spectrum	(355.9)	—
Acquisitions, net of cash acquired	(375.4)	(2,464.0)
Proceeds from the sale of property	228.4	96.9
Proceeds from divestitures	939.6	—
Investments, net	(33.2)	(2.1)
Other	24.6	(20.6)
Cash used by investing activities	(1,821.3)	(3,831.1)
FINANCING ACTIVITIES		
Common voting shares and non-voting shares issued	103.1	14.4
Dividends to shareholders	(325.2)	(335.7)
Long-term debt issued	7,152.1	234.9
Redemptions of long-term debt	(1,878.3)	(1,764.8)
Sinking fund withdrawals	—	109.5
Change in short-term obligations	(4,733.3)	4,112.4
Other	21.2	(24.9)
Cash provided by financing activities	339.6	2,345.8
CASH POSITION		
Increase (decrease) in cash and cash equivalents	(83.1)	132.5
Cash and temporary investments (bank indebtedness), beginning of year	100.2	(32.3)
Cash and temporary investments, end of year	$ 17.1	$ 100.2
SUPPLEMENTAL DISCLOSURE		
Interest paid	$ 591.7	$ 234.5
Income taxes paid	$ 342.2	$ 291.0

TELUS CORPORATION
SEGMENTED DISCLOSURE

(Unaudited) (millions)
Three months ended
December 31

	Communications		Mobility		Eliminations		Consolidated	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000
External revenue	$1,392.0	$1,272.4	$ 512.4	$ 440.2	$ —	$ —	$1,904.4	$1,712.6
Inter-segment revenue	23.9	19.7	4.4	4.7	(28.3)	(24.4)	—	—
Total operating revenue	1,415.9	1,292.1	516.8	444.9	(28.3)	(24.4)	1,904.4	1,712.6
Operations expenses	872.7	787.4	461.7	403.3	(28.3)	(24.4)	1,306.1	1,166.3
EBITDA	$ 543.2	$ 504.7	$ 55.1	$ 41.6	$ —	$ —	$ 598.3	$ 546.3
Capital additions	$ 386.8	$ 455.5	$ 204.8	$ 112.5	$ —	$ —	$ 591.6	$ 568.0

(Unaudited) (millions)
Twelve months ended
December 31

	Communications		Mobility		Eliminations		Consolidated	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000
External revenue	$5,272.0	$4,849.4	$1,930.6	$1,257.0	$ —	$ —	$7,202.6	$6,106.4
Inter-segment revenue	87.5	69.9	17.4	16.1	(104.9)	(86.0)	—	—
Total operating revenue	5,359.5	4,919.3	1,948.0	1,273.1	(104.9)	(86.0)	7,202.6	6,106.4
Operations expenses	3,185.7	2,912.4	1,592.2	965.7	(104.9)	(86.0)	4,673.0	3,792.1
EBITDA	$2,173.8	$2,006.9	$ 355.8	$ 307.4	$ —	$ —	$2,529.6	$2,314.3
Capital additions	$1,605.8	$1,218.4	$ 643.6	$ 222.9	$ —	$ —	$2,249.4	$1,441.3
Purchase of spectrum	—	—	355.9	—	—	—	355.9	—
	$1,605.8	$1,218.4	$ 999.5	$ 222.9	$ —	$ —	$2,605.3	$1,441.3